UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Letter of Intent

On March 21, 2022, Guardforce AI Co., Limited (the “Company”) signed a non-binding letter of Intent (the “LOI”) with Shenzhen Kewei Robot Technology Co., Limited and Shenzhen Yeantec Co., Limited (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, Guardforce AI will acquire eight of the Kewei Group companies. The second phase provides Guardforce AI the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. The purchase of the additional 28 companies will be dependent on the Company’s operational plans. The Company expects to sign the definitive agreement for the phase one acquisitions before the end of May.

The purchase price for the eight phase one companies will be based upon a valuation that is equal to one-time (from 2022 to 2026) projected average revenues for the eight companies estimated to be U.S. $30 million and will be paid in a mix of cash (10%) and Company restricted shares (90%) at a price of U.S. $2.00 per share. The Company will be required to pay Kewei Group the 10% cash component ($3,000,000) of the purchase price as a deposit and Kewei Group will deliver to the Company 100% of the outstanding share capital of the eight phase one companies as a pledge, within 10 days of the signing of the LOI. The acquisition is subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents.

A press release relating to the signing of the LOI was issued on March 21, 2022 and is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Guardforce AI Continues Expansion of Robotics as a Service (RaaS) and Security Service Roadmap, dated March 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

3